Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

July 13, 2015

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                             Boulevard Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2015
File No. 001-36316

Ladies and Gentlemen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Stephen S. Trevor of the Company dated July 10, 2015 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 3, which have been marked to indicate the location of changes from Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 8, 2015 (“Amendment No. 2”), together with copies of this response letter as filed with the Commission.  Defined terms used herein are used as defined in Amendment No. 3 unless otherwise indicated.

General

1.                                      We note your response to our prior comment 1. Please include a separate proposal to approve an amendment to your certificate of incorporation to require at least a two-thirds vote to amend or repeal certain provisions of your certificate of incorporation as provided by Article Ninth or tell us why you have not included this provision as a separate proposal.

Response

The Company has revised the disclosure beginning on page 139 of Amendment No. 3 to include a separate proposal in response to the Staff’s comment.

2.                                      We also note that the provisions of Section 8.2 in the current certificate of incorporation regarding indemnification and advancement of expenses have not been included in the proposed amended and restated certificate of incorporation. Please identify all of the amendments proposed to be made to the certificate of incorporation, the reasons for and the general effect of such amendment in the proxy statement and consider whether any of these additional amendments should be included in one of the existing proposals for shareholder approval if they are immaterial or presented as a separate proposal.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has (i) reviewed all of the proposed amendments to the amended and restated certificate of incorporation and (ii) revised the disclosure on page 137 of Amendment No. 3 in response to the Staff’s comment.

3.                                      Please revise your disclosure in the “Current Certificate” column on page 138 to summarize the relevant portions of Sections 5.5 and 7.3 in the current certification of incorporation or tell us why you believe these provisions are not applicable to the Proposal 2C disclosure.

Response

The Company advises the Staff that it has further reviewed Proposal 2C (Permitted Provisions of Preferred Stock Designations) and the Company’s current certificate of incorporation, and the Company has determined that the proposed amendments included in the amended and restated certificate of incorporation were substantively the same and do not require a separate proposal.  Accordingly, the Company has deleted previous Proposal 2C (Permitted Provisions of Preferred Stock Designations).

4.                                      We note your response to our prior comment 2 and reissue as we are unable to locate the requested revision. Please mark your preliminary proxy card as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Response

The Company has revised the preliminary proxy card in response to the Staff’s comment.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Ada D. Sarmento, Esq.
Sonia Bednarowski, Esq.
Ms. Amy Geddes
Mr. Doug Jones
Mr. Stephen S. Trevor
Mr. Mark Gibson
Alan I. Annex, Esq.
Michael L. Hermsen, Esq.

Encls.